================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6 K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               EDAP TMS S.A. Files

                          Press release on 2006 Results

                                January 23, 2007

                                  EDAP TMS S.A.
                      Parc Activite La Poudrette Lamartine
                               4/6 Rue du Dauphine
                          69120 Vaulx-en-Velin - France

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

This report on Form 6-K is hereby incorporated by reference in the registration statement of EDAP TMS S.A. on Form F-3, file number 333-136811.

================================================================================

         EDAP TMS S.A. UPDATES 2006 YEAR END REVENUE ESTIMATES, OUTLOOK

   EDAP LEVERAGING POSITIONS IN EUROPE FOR HIFU; FINALIZING US MARKET STRATEGY

    LYON, France, Jan. 23 /PRNewswire-FirstCall/ -- EDAP TMS S.A. (Nasdaq:
EDAP), the global leader in High Intensity Focused Ultrasound (HIFU) treatment of prostate cancer announced estimated financial outcomes from its 2006 fiscal year ended December 31. The company showed clear success in the planned transition to its recurring revenue per procedure business.

    For fiscal year 2006, total revenues are estimated at Euro 20 million ($26 million). For the full year, RPP revenues increased by approximately 60 percent to more than Euro 2.8 million in response to market growth and the company's new marketing and education initiatives launched in the second half. Service and disposable revenue increased to more than Euro 2.2 million. Sales include revenue from 8 Ablatherm and 37 ESWL devices during the period. At the end of 2006, cumulative Ablatherm treatments reached over 11,000 procedures, approaching 3,000 in 2006, and the number of trained Ablatherm sites approached 130.

    Cash at year end is estimated at Euro 10.9 million ($14.3 million), up from Euro 10.5 million at September 30, 2006. Cash reflects increased spending on the company's marketing programs offset by positive cash from equipment sales and financing of units dedicated to the company's growing RPP business. The company enters the 2007 first quarter with a strong machine backlog in the UDS division plus an RPP treatment backlog in the HIFU division. With its strong cash position, EDAP is now reinforcing its marketing and sales strategy, including the addition of five senior sales professionals and a targeted marketing spending of approximately Euro 2.4 million ($3.1 million), to expand its growth activity in key markets.

    "The results of 2006 reflect the successful shift in company strategy to focus on developing the RPP program in key European markets, which creates a predictable and recurring base of treatment revenue and more rapid adoption of Ablatherm-HIFU," said Marc Oczachowski, Chief Operating Officer. "We are clearly achieving success in Europe while rolling out our aggressive sales and educational programs fully dedicated to establishing a strong 'HIFU Community.' We see growing interest and demand for Ablatherm-HIFU from both physicians and patients. We expect to strongly grow the number of patients for HIFU in the near future. EDAP is dedicating significant resources, as planned, in marketing and PR programs, e-learning and developing close contacts with supportive patient advocacy groups to broadly discuss the benefits of Ablatherm-HIFU. This, together with strong published data, will position Ablatherm-HIFU as a standard of care for prostate cancer. EDAP is the undisputed leader in prostate cancer HIFU by treatments, clinical success and medical credibility. We will continue to advance this position aggressively."

    The company also announces the recent launch of an additional Ablatherm-HIFU treatment site in Wiesbaden, Germany, under the RPP program. Germany remains the global leading market for HIFU with EDAP the clear driving force in HIFU therapy for clinical sites in this key country. Dr. Von Kellenbach, Head of the Urology Department, commented: "HIFU is establishing itself as a serious method in prostate cancer treatment and expands our possibilities. We appreciate the careful way EDAP goes about introducing new centers to HIFU treatment and were convinced by the professional management. Personally we believe in giving patients a solid option besides radical prostatectomy and radiation including brachytherapy." The company is also organizing its first "HIFU tours" starting next month in Germany covering major cities with a peer-to-peer HIFU education program to accelerate further Ablatherm site growth.

    In the United States, the approval process is currently being reviewed following the decision of the Company's prior US partner to discontinue Ablatherm FDA trials. EDAP is finalizing with its panel of experts a clear pathway to approval, including an update of the trial protocol. The company also expects the release of the first-ever long-term clinical data, supporting the efficacy of HIFU for localized prostate cancer treatment and confirming Ablatherm-HIFU as a solid therapeutic option.

    Hugues De Bantel, Chief Executive Officer, commented: "At this stage, EDAP is in the process of selecting the best option to address the US market, including self-sponsoring the study for a direct launch as well as contracting with new partners."

    About EDAP TMS S.A.

    EDAP TMS S.A. develops and markets Ablatherm, the most advanced and clinically proven choice for High Intensity Focused Ultrasound (HIFU) treatment of localized prostate cancer. HIFU treatment is shown to be a minimally invasive and effective treatment option with a low occurrence of side effects. Ablatherm-HIFU is generally recommended for patients with localized prostate cancer (stages T1-T2) who are not candidates for surgery or who prefer an alternative option, or for patients who failed radiotherapy treatment. The company is also developing this technology for the potential treatment of certain other types of tumors. EDAP TMS S.A. also produces and commercializes medical equipment for treatment of urinary tract stones using Extra-corporeal Shockwave Lithotripsy (ESWL).

    For more information on the Company, contact Halliburton Investor Relations at (972) 458-8000, the Corporate Investor Relations Dept at +33 (0)4 78 26 40 46 or see the Company's Web sites at http://www.edap-tms.com and http://www.hifu-planet.com.

    In addition to historical information, this press release contains forward-looking statements that involve risks and uncertainties. These include statements regarding the Company's growth and expansion plans. Such statements are based on management's current expectations and are subject to a number of uncertainties and risks that could cause actual results to differ materially from those described in these forward-looking statements. Factors that may cause such a difference include, but are not limited to, those described in the Company's filings with the Securities and Exchange Commission. Ablatherm-HIFU treatment is in clinical trials but not yet FDA approved or marketed in the United States.

    CONTACT:  EDAP TMS S.A.         Halliburton Investor Relations
              Blandine Confort      Matt Kreps
              +33 4 78 26 40 46     972 458 8000

SOURCE  EDAP TMS S.A.
    -0-                             01/23/2007
    /CONTACT: Blandine Confort, of EDAP TMS S.A., +33-4-78-26-40-46; or, Matt Kreps, of Halliburton Investor Relations, for EDAP TMS S.A., +1-972-458-8000/
    /Web site:  http://www.edap-tms.com
                http://www.hifu-planet.com /

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : January 23, 2007

                                                    EDAP TMS S.A.


                                                    /S/ HUGUES DE BANTEL
                                                    ----------------------------
                                                    HUGUES DE BANTEL
                                                    CHIEF EXECUTIVE OFFICER